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                                Exhibit 99.(a)-11

                              Form of Press Release


                              FOR IMMEDIATE RELEASE


SUBJECT: Expiration Date for Tender Offer extended to 5:00 p.m., Eastern
         Daylight Time, Wednesday, October 7, 1998.


CONTACT: D.F. King & Co., Inc. (800) 347-4750



         SAN DIEGO, CALIFORNIA, SEPTEMBER 30, 1998 -- Nitches, Inc. (NASDAQ --
         NICH) announced today that it has extended the expiration date of its recent tender offer for its shares until 5:00 p.m., Eastern Daylight Time, Wednesday, October 7, 1998. The Offer to Purchase up to 1,000,000 shares of outstanding common stock for a cash price $4.00 per share was set to expire at 5:00 p.m. Eastern Daylight Time, Friday, October 2, 1998.

         The Company has extended the expiration of the Offer to provide investors with an opportunity to review its amended Offer to Purchase which was filed with the Securities Exchange Commission today as part of the Company's Amendment No. 2 to Schedule 13E-4.

         The Offer to Purchase was revised to reflect the waiver by the company of the condition of the Offer appearing in Section 5(b)(9) of the Offer to Purchase. As a result, despite the decline in the Dow Jones Industrial Average and the Standard & Poor's Index of 500 Companies by more than 10% from the levels at the time the Offer commenced, the Company will proceed with the Offer.

         The Offer to Purchase was also revised to reflect that the Company has entered into a Discount Factoring Agreement, effective October 1, 1998, with Congress Talcott Corporation (Western) which replaces the Company's prior Credit Agreement. The Offer would have caused an event of default under the Credit Agreement; however the Discount Factoring Agreement permits the Company to borrow on substantially similar terms as the Credit Agreement but with lower net worth and working capital requirements. Accordingly, the Offer to Purchase has been revised to reflect that the condition to the Offer contained in Section 5(b)(8) of the original Offer to Purchase, granting the Company the right to withdraw the Offer in the event of a default under the Credit Agreement now applies to the Discount Factoring Agreement. Copies of the Amendment No. 2 to Schedule 13E-4, including the revised Offer to Purchase and the Discount Factoring Agreement, that was filed electronically with the SEC can be obtained through the EDGAR database maintained on the Internet by the SEC. The address of the web site is http://www.sec.gov.

         The Company anticipates that the offer will close on October 7, 1998. Although the Company does not expect to be able to announce the final results of any proration until approximately seven trading days after the close of the tender offer, it will announce preliminary results of the total number of shares tendered and the prorations by press release as promptly as practicable following the closing.

         Additional information, including a copy of the revised Offer to Purchase, may be obtained from the information agent for the offer, D.F. King & Co., Inc. at (800) 347-4750.



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